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                                                                        EX-4.(f)

$75,000.00                                                          MAY 20, 1996

                                 PROMISSORY NOTE


         For good and valuable consideration, Entertainment Digital Network, Inc. ("EDnet"), hereinafter referred to as the "Maker", of One Union Street, San Francisco, California 94111, promises to pay to the order of Irawan Onggara, hereinafter referred to as the "Holder", of Kalisari III/8, Surabaya, Indonesia, the sum of Seventy-Five Thousand Dollars ($75,000.00), together with interest at the rate of Seven Percent (7%) per annum, on demand.

         The term of this note is for a period of six (6) months and will become due, together with interest, on November 20, 1996.

         This promissory note is secured by the same assets described in Exhibit "A" of the February 8, 1996 Promissory Note as attached as Exhibit "A".

         Presentment, demand, protest, notice of dishonor and extension of time without notice are hereby waived by Maker.

         In the event payment is not received within fifteen (15) days after demand for payment, Maker agrees to pay all costs of collection, including attorney's fees and court costs, incurred by Holder.

         In the event of default, Maker agrees to forfeit all claims of ownership of the assets described in Exhibit "A" to the "Holder" and agrees further that this instrument shall be governed by the laws of the State of California.

Dated this 20th day of May, 1996.

                                   Entertainment Digital Network, Inc. ("EDnet")


                                   By:/s/Tom Kobayashi
                                      -------------------------
                                         Tom Kobayashi
                                         President/CEO




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                                    EXHIBIT A

COLLATERAL:

         As collateral for the Secured Indebtedness, Debtor hereby assigns and grants to secured party, a lien and security interest in all of the Debtor's following property, wherever located, and whether now owned or hereafter acquired or created, subordinated to the security interest of LDDS WorldCom (formerly Wiltel, Inc.) with offices and place of business at One Williams Center, Tulsa, Oklahoma. WorldCom has a note in the amount of $179,316.50, dated May 25, 1995, of which there is a balance due of $62,166.36, which is to be paid in full by May 25, 1996.

                  (a) Accounts, accounts receivable, reimbursements, notes, contracts, chattel paper, cash, checks, drafts, documents, instruments, all rights of Debtor to receive payment in money or kind, and other evidence of indebtedness owed to Debtor, from whatever source arising;

                  (b) Goods, inventory, furniture, fixtures, vehicles, office equipment, trade fixtures, equipment together with parts, fittings, accessories and special tools. (The furniture is under lease with Wunar Leasing Corporation.)



                                       2.